                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the period ending June 25, 2001

                                   itemus inc.
                                  -------------
                               (Registrant's name)

                         Suite 1688, 200 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3L6
                   -------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                       Form 20-F               Form 40-F      X
                                 ----                      ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                          Yes                     No   X
                              -----                  -----

Enclosed:

1)   Material Change Report dated May 10, 2001
2)   Press Release dated June 13, 2001
3)   Press Release dated June 14, 2001
4)   Press Release dated June 19, 2001
5)   Material Change Report dated June 19, 2001
6)   Prospectus dated June 19, 2001
7)   Press Release dated June 21, 2001

                             MATERIAL CHANGE REPORT


1.   REPORTING ISSUER:

     itemus inc.
     207 Queens Quay West
     Suite 550, PO Box 131
     Toronto, Ontario Canada,
     M5J 1A7


2.   DATE OF MATERIAL CHANGE:

     May 1, 2001


3.   PUBLICATION OF MATERIAL CHANGE:

     A press release was issued on May 1, 2001 at Toronto, Ontario. A copy of the press release is attached as Schedule "A" hereto.


4.   SUMMARY OF MATERIAL CHANGE:

     On May 1, 2001, itemus inc. ("itemus") completed the acquisition of Shooting Gallery, Inc. ("Shooting Gallery") in consideration of the issue of 71 million common shares of itemus and the assumption of a US$3 million non-interest bearing note due April 27, 2002. Since October 2000, itemus has invested US$14.9 million to fund the working capital of Shooting Gallery.

     With the acquisition of Shooting Gallery, itemus now adds Shooting Gallery's Media Production Centers, Commercial and Music Video Productions, Creative Agency and Entertainment divisions to further strengthen itemus' expanding capabilities in combining rich content, technology and strategy for innovative client solutions. Larry Meistrich, CEO of Shooting Gallery, will be nominated for election to the board of directors of itemus at annual and special meeting of shareholders of itemus to be held on June 14, 2001.


5.   FULL DESCRIPTION OF MATERIAL CHANGE:

     On May 1, 2001, itemus completed the acquisition of Shooting Gallery. The acquisition was effected pursuant to a merger agreement made as of April 18, 2001 (the "Merger Agreement") among itemus, SG Merger Corp. ("SG Subco") and Shooting Gallery. Under the terms of the Merger Agreement, SG Subco, a wholly-owned subsidiary of itemus, merged with and into Shooting Gallery. itemus will issue 71 million common shares in connection with the acquisition.

     Upon completion of the acquisition, itemus assumed a US$3 million non-interest bearing note due April 27, 2002. Since October 2000, itemus has invested US$14.9 million to fund the working capital of Shooting Gallery.

     The 71 million common shares of itemus to be issued in connection with the acquisition will be subject to custodial holding and lock-up agreements whereby holders of such shares may not sell, transfer or otherwise dispose of the common shares issued to such shareholders for a period of 24 months from the closing date, subject to certain early releases after 13 months following the closing of the acquisition.

     With the acquisition of Shooting Gallery, itemus now adds Shooting Gallery's Media Production Centers, Commercial and Music Video Productions, Creative Agency and Entertainment divisions to further strengthen itemus' expanding capabilities in combining rich content, technology and strategy for innovative client solutions. Larry Meistrich, CEO of Shooting Gallery, will be nominated for election to the board of directors of itemus at the annual and special meeting of shareholders of itemus to be held on June 14, 2001.

     Shooting Gallery is a provider of creative services to the entertainment and business industries, as it offers original solutions for the development and distribution of content and brand communications. Shooting Gallery has a network of media production centres that span more than 400,000 square feet across North America.


6.   CONFIDENTIAL FILING:

     Not Applicable.


7.   OMITTED INFORMATION:

     Not Applicable.


8.   SENIOR OFFICERS:

     The following senior officer of itemus is knowledgeable about the material changes and this report:

     Giulio T. Bonifacio, Vice President, Finance and Corporate Secretary

     Tel.: (604) 664-7050


9.   STATEMENT OF SENIOR OFFICER:

     The foregoing accurately discloses the material change referred to herein.



DATED at Toronto, Ontario, as of the 10th day of May, 2001.



                                        "Giulio T. Bonifacio"
                                        ----------------------------------------
                                        Giulio T. Bonifacio
                                        Vice President, Finance and Corporate
                                        Secretary

                                  Schedule "A"

                                                                          [LOGO]


                                                                     MAY 1, 2001
NEWS RELEASE

              ITEMUS COMPLETES SHOOTING GALLERY ACQUISITION

     COMPLETES PURCHASE OF AWARD-WINNING INTEGRATED MEDIA COMPANY WITH 2000
                    REVENUES OF APPROXIMATELY US$24 MILLION

TORONTO, MAY 1, 2001 - itemus inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator, today announced it has completed the acquisition of Shooting Gallery, Inc., the award-winning integrated media company.

itemus has acquired 100 per cent of the equity of Shooting Gallery in return for 71 million shares of itemus common stock at market value, and the assumption of a US$3 million non-interest bearing note due April 27, 2002. Since October 2000, itemus has invested US$14.9 million in working capital to fund revenue wins and a path to profitability by year end. Shooting Gallery's revenue for 2000 was approximately US$24 million.

itemus now adds Shooting Gallery's Media Production Centers, Commercial and Music Video Productions, Creative Agency and Entertainment divisions to further strengthen the company's expanding capabilities in combining rich content, technology and strategy for innovative client solutions. Larry Meistrich, CEO of Shooting Gallery, will be nominated to the itemus board of directors.


ABOUT SHOOTING GALLERY
Shooting Gallery, Inc. is a premier provider of creative services to the entertainment and business industries, as it offers original solutions for the development and distribution of content and brand communications. With a holistic approach to content creation and third party productions in the film, television, commercial video, music and new business arenas, credits include Academy Award (R)-nominated You Can Count On Me and Croupier, and clients include Barclays, Saatchi & Saatchi, DDB, Publicis, Sony Music, Paramount and Warner Bros. With a network of media production centers that span more than 400,000 square feet across North America, Shooting Gallery acts as a destination where ideas and talent merge to create seamless solutions across new and traditional media platforms. For more information, please visit the company's Web site at www.shootinggallery.com.


ABOUT ITEMUS
itemus provides Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. Organizations gain advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. For more information, please visit the company's Web site at www.itemus.com


        ITEMUS INC                      office:  416-203-2262
        the exchange tower              fax:     416-203-8737
        p.o box 174, suite 640          www.itemus.com
        toronto, on  m5x 1c7

Neither the Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board have approved or disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.

                                     - 30 -

FOR FURTHER INFORMATION:


INVESTORS:

itemus Investor Relations Office, toll free at 1-888-894-9911 or:
investors@itemus.com

MEDIA:
Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com

Ilana Lipson, Director Public Relations, Shooting Gallery at 212.905.2000 or by email at ilipson@shootinggallery.com



        ITEMUS INC                      office:  416-203-2262
        the exchange tower              fax:     416-203-8737
        p.o box 174, suite 640          www.itemus.com
        toronto, on  m5x 1c7

                                                                          [LOGO]




NEWS RELEASE
                                                                   JUNE 13, 2001


         NAME CEASES TRADING FOLLOWING SUCCESSFUL ACQUISITION BY ITEMUS


June 13, 2001 NAME Inc. (TSE: NOM), which was the subject of a successful take-over bid by itemus inc. (TSE:ITM, OTCBB:ITMUF) resulting in the acquisition by itemus of over 92% of the outstanding common shares, announced today that trading in NAME common shares on The Toronto Stock Exchange was halted effective 5:00 p.m. (Toronto time) on June 11, 2001 and that the NAME common shares were de-listed from the TSE effective 5:00 p.m. (Toronto time) on June 12, 2001.

In addition, Computershare Trust Company of Canada, NAME's transfer agent, will cease to register transfers of NAME Common Shares effective June 14, 2001.

On May 31, 2001, itemus mailed a notice of compulsory acquisition pursuant to the Business Corporations Act (Ontario) to all NAME shareholders who did not deposit their NAME common shares under its offer.

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.

Contacts:
Investors:
itemus Investor Relations, toll free at 1-888-894-9911 or: investors@itemus.com

Media:
Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com




        ITEMUS INC                      office:  416-203-2262
        the exchange tower              fax:     416-203-8737
        p.o box 174, suite 640          www.itemus.com
        toronto, on  m5x 1c7

                                                                          [LOGO]

NEWS RELEASE

                                                                   JUNE 14, 2001

ITEMUS ANNOUNCES ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

June 14, 2001 itemus inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator, will hold its Annual General and Special Meeting of Shareholders, on Thursday, June 14, 2001 at 11:00am, at the Design Exchange, 234 Bay Street, in Toronto, Ontario. The meeting will be open to current and prospective shareholders, analysts, media representatives and other interested parties.

Mr. Don Tapscott, Chairman of the Board, and Mr. James Tobin, President and Chief Executive Officer, will review the important events and financial highlights of the past fiscal year and present an overview of the company's objectives for 2001.

For the benefit of shareholders and other parties unable to attend, the meeting will also be webcast live via: http://www.itemus.com.

Business and financial media representatives are invited to meet with members of itemus' management following the close of the meeting at 12:30pm.

What:       ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF ITEMUS

Where:      THE DESIGN EXCHANGE
            SECOND FLOOR,
            234 BAY STREET,
            TORONTO M4A 3N3

            Archived webcast available at: http://www.itemus.com
When:       THURSDAY, JUNE 14, 2001; 11:00AM EDT

ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. Organizations gain advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. For more information, please visit the company's Web site at www.itemus.com


        ITEMUS INC                      office:  416-203-2262
        the exchange tower              fax:     416-203-8737
        p.o box 174, suite 640          www.itemus.com
        toronto, on  m5x 1c7

                                                                          [LOGO]

Contacts:
Investors:
itemus Investor Relations, toll free at 1-888-894-9911 or: investors@itemus.com
Media:
Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com



        ITEMUS INC                      office:  416-203-2262
        the exchange tower              fax:     416-203-8737
        p.o box 174, suite 640          www.itemus.com
        toronto, on  m5x 1c7

                                                                          [LOGO]

NEWS RELEASE                                                       JUNE 19, 2001
------------


                    ITEMUS UPDATES SHOOTING GALLERY SITUATION


FOR IMMEDIATE RELEASE

TORONTO, JUNE 19, 2001 - itemus Inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator announced today that the financial situation at its recently acquired Shooting Gallery subsidiary has deteriorated substantially, primarily as a result of deferrals of expected revenue-generating contracts and additional delays in the disposition of certain assets. Consequently Shooting Gallery has become unable to service its debt obligations in an orderly manner, which has put increased pressure on itemus' financial resources and may likely inhibit itemus' ability to access capital, particularly in light of present market conditions.

itemus is considering all options in regard to its Shooting Gallery investment, and expects to make a determination of its course of action very shortly. In connection with its acquisition of Shooting Gallery, itemus has entered into certain agreements pursuant to which it may be responsible for certain Shooting Gallery obligations; the potential aggregate amount of such liabilities is less than US$10 million.

itemus' working capital resources have been strained by the cost of operating Shooting Gallery and technology market conditions. At its current pace of operations, itemus will require additional capital before the end of its third quarter. itemus is engaged in discussions concerning opportunities for the raising of capital, but while the company is hopeful that current negotiations will result in sufficient capital being made available, there is no guarantee of a successful outcome, particularly under current market conditions.

itemus also announced that Albert Gnat and Dennis Wing, two members of itemus' board of directors, have resigned. itemus expects to fill these vacancies shortly.

ABOUT ITEMUS
itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. itemus wholly owned subsidiaries include: Digital 4Sight, Shooting Gallery and NAME. For more information, please visit the company's Web site at www.itemus.com

 The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither


        ITEMUS INC                      office:  604-664-7050
        the waterfront centre           fax:     604-681-9151
        1688-200 Burrard Street         www.itemus.com
        Vancouver, BC,
        V6C 3L6
approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.


FOR FURTHER INFORMATION:

INVESTORS:
itemus Investor Relations Office, toll free at 1-888-894-9911 or:investors@itemus.com

MEDIA:
Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com


        ITEMUS INC                      office:  604-664-7050
        the waterfront centre           fax:     604-681-9151
        1688-200 Burrard Street         www.itemus.com
        Vancouver, BC,
        V6C 3L6

                                   ITEMUS INC.

                             MATERIAL CHANGE REPORT


1:   REPORTING ISSUER

          The full name of the issuer is itemus inc. (the "Corporation"). The Corporation's principal offices are located at Waterfront Centre, Suite 1688, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 and at 207 Queens Quay West, Suite 550, Toronto, Ontario M5J 1A7.


2:   DATE OF MATERIAL CHANGE

          The effective date of the material change herein reported is June 19, 2001.


3:   PRESS RELEASE

          A press release was issued on June 19, 2001 at Toronto, Ontario.


4:   SUMMARY OF MATERIAL CHANGE

          On June 19, 2001, the Corporation announced that the financial situation at its recently acquired Shooting Gallery subsidiary has deteriorated substantially, primarily as a result of deferrals of expected revenue-generating contracts and additional delays in the disposition of certain assets. Consequently Shooting Gallery has become unable to service its debt obligations in an orderly manner, which has put increased pressure on itemus' financial resources and may likely inhibit itemus' ability to access capital, particularly in light of present market conditions.

          Additionally, the Corporation announced the resignation of two members of its board of directors.


5:   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release attached as Schedule "A".


6:   CONFIDENTIAL REPORT

          Not applicable.


7:   OMITTED INFORMATION

          Not applicable

8:   STATEMENT BY SENIOR OFFICER

          G.T. Bonifacio, Vice-President Finance and Corporate Secretary, is the officer knowledgeable about the details of this material change report.

          The foregoing accurately discloses the material change referred to herein.

     DATED at the City of Vancouver, Canada this 19th day of June, 2001.


                                        "G.T. Bonifacio"
                                        ----------------------------------------
                                        G.T. Bonifacio
                                        Vice-President Finance and
                                        Corporate, Secretary

                                  SCHEDULE "A"

NEWS RELEASE
------------

                    ITEMUS UPDATES SHOOTING GALLERY SITUATION


FOR IMMEDIATE RELEASE

TORONTO, JUNE 19, 2001 - itemus Inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator announced today that the financial situation at its recently acquired Shooting Gallery subsidiary has deteriorated substantially, primarily as a result of deferrals of expected revenue-generating contracts and additional delays in the disposition of certain assets. Consequently Shooting Gallery has become unable to service its debt obligations in an orderly manner, which has put increased pressure on itemus' financial resources and may likely inhibit itemus' ability to access capital, particularly in light of present market conditions.

itemus is considering all options in regard to its Shooting Gallery investment, and expects to make a determination of its course of action very shortly. In connection with its acquisition of Shooting Gallery, itemus has entered into certain agreements pursuant to which it may be responsible for certain Shooting Gallery obligations; the potential aggregate amount of such liabilities is less than US$10 million.

itemus' working capital resources have been strained by the cost of operating Shooting Gallery and technology market conditions. At its current pace of operations, itemus will require additional capital before the end of its third quarter. itemus is engaged in discussions concerning opportunities for the raising of capital, but while the company is hopeful that current negotiations will result in sufficient capital being made available, there is no guarantee of a successful outcome, particularly under current market conditions.

itemus also announced that Albert Gnat and Dennis Wing, two members of itemus' board of directors, have resigned. itemus expects to fill these vacancies shortly.

ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. itemus wholly owned subsidiaries include: Digital 4Sight, Shooting Gallery and NAME. For more information, please visit the company's Web site at www.itemus.com

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.


FOR FURTHER INFORMATION:

INVESTORS:
itemus Investor Relations Office, toll free at 1-888-894-9911 or:investors@itemus.com

MEDIA:
Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x.4079, or: michael@ca.cohnwolfe.com

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE CORPORATE SECRETARY OF ITEMUS INC., SUITE 1688, 200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3L6, TELEPHONE (604) 664-7050.

                             SHORT FORM PROSPECTUS

NEW ISSUE                                                          JUNE 19, 2001

                                 [ITEMUS LOGO]

                                  ITEMUS INC.

                                 CDN$2,500,000

4,166,667 COMMON SHARES ISSUABLE UPON CONVERSION OF CDN$2,500,000 PRINCIPAL AMOUNT CONVERTIBLE SUBORDINATED NOTE ON THE BASIS OF CDN $0.60 PER COMMON SHARE

This short form prospectus (the "Prospectus") qualifies the distribution (the "Offering") of 4,166,667 common shares (the "Underlying Shares") of itemus inc. (the "Corporation" or "itemus") to Yo Inc. (the "Holder") issuable upon conversion of a Cdn$2,500,000 principal amount convertible subordinated note (the "Note") dated February 22, 2001.

The Holder develops key platform integration technologies that allow businesses to easily integrate existing web portals into an advanced and unified network. The Holder's products are expected to be sold as licensable intranet software as well as leased to both large enterprises and small businesses.

On February 22, 2001, the Corporation placed in escrow the Note and Cdn$500,000 in cash pursuant to an escrow agreement dated February 22, 2001 among the Holder, the Corporation and Cassels, Brock & Blackwell LLP as escrow agent.

On May 21, 2001, the Cdn$500,000, together with interest that had accrued thereon, and the Note were released from escrow to the Holder, in consideration of which the Holder issued 1,000,000 preferred shares in the capital of the Holder to the Corporation. The principal amount of the Note is due and payable on June 21, 2001 (the "Maturity Date"). Upon the payment of the amounts outstanding under the Note (either in cash or by the issuance of the Underlying Shares) the Holder will issue to the Corporation 5,000,000 preferred shares in the capital of the Holder. The Corporation would then have a 40% equity interest in the Holder.

The Corporation has agreed to use its commercially reasonable best efforts to obtain a receipt (the "Receipt") for a (final) prospectus qualifying the Underlying Shares (the "Final Prospectus") from the securities commissions (the "Commissions") in the Provinces of British Columbia and Ontario (collectively, the "Qualifying Jurisdictions") before 5:00 p.m. (Toronto time) on the Maturity Date. If the Receipt is not obtained from the Commissions in the Qualifying Jurisdictions before 5:00 p.m. (Toronto time) on the Maturity Date, the Holder will be entitled, upon providing written notice to the Corporation any time thereafter until 5:00 p.m. (Toronto time) on June 22, 2001, to: (i) elect to have the entire principal amount of the Note to be due and payable in cash or Underlying Shares; or (ii) deliver the Note to the Corporation for cancellation (upon which, no further shares in the capital of the Holder would be issuable to the Corporation).

Provided that the Holder has not (i) elected to have the Note repaid in cash or
(ii) returned the Note for cancellation, the Underlying Shares will be issuable on the earlier of the first business day following (i) the issuance of the Receipt by the Commissions and (ii) June 21, 2001.

The Corporation's outstanding common shares (the "Common Shares") are listed and posted for trading on The Toronto Stock Exchange, the Berlin Stock Exchange, the Australian Stock Exchange and trade over-the-counter on The Nasdaq Bulletin Board. On June 18, 2001, the closing price of Common Shares on The Toronto Stock Exchange was Cdn$0.19.

No underwriter has been involved in the preparation of the prospectus or performed any review of the contents of the prospectus.

                       DOCUMENTS INCORPORATED BY REFERENCE

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. COPIES OF THE FOLLOWING DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE CORPORATE SECRETARY OF THE CORPORATION, 200 BURRARD STREET, SUITE 1688, VANCOUVER, BRITISH COLUMBIA V6C 3L6 (TEL. (604) 664-7050):

a) the audited consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2000 and December 31, 1999, together with the auditors' report thereon;

b) the audited consolidated financial statements of EcomPark Inc. (which changed its name to NAME Inc. effective September 20, 2000) and the notes thereto for the years ended March 31, 2000 and March 31, 1999, together with the auditors' report thereon;

c) the unaudited consolidated financial statements of NAME Inc. for the nine months ended December 31, 2000 and December 31, 1999;

d) a material change report of the Corporation dated February 6, 2001 with respect to the acquisition by the Corporation of all of the issued and outstanding shares of Digital4Sight Corporation;

e) a material change report of the Corporation dated February 19, 2001 with respect to the Corporation's offer to acquire all of the common shares in the capital of NAME Inc.;

f) the take-over bid circular (the "NAME Circular") of the Corporation dated as of March 6, 2001 in connection with the Corporation's offer to acquire all of the common shares in the capital of NAME Inc.;

g) the audited consolidated financial statements of Digital4Sight Corporation and the notes thereto for the 40 week period ended February 2, 2001 and the year ended April 30, 2000, together with the auditors' report thereon, as contained in the NAME Circular;

h) a material change report of the Corporation dated March 20, 2001 with respect to the mailing of the offering documents in connection with the purchase of all of the outstanding common shares, warrants and options of NAME Inc.;

i) the Management Information Circular (the "Circular") of the Corporation dated as of April 30, 2001 prepared in connection with the Corporation's annual and special meeting of shareholders to be held on June 14, 2001 (excluding the sections of the Circular entitled "Composition of Compensation Committee, Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices");

j) a material change report of the Corporation dated May 10, 2001 with respect to the acquisition of The Shooting Gallery, Inc.;

k)   the Annual Information Form of the Corporation dated May 15, 2001;

l) Management's Discussion and Analysis as contained in Corporation's 2000 Annual Report to Shareholders;

m) the Quarterly Report of the Corporation for the three month period ended March 31, 2001;

n) Management's Discussion and Analysis as contained in the Quarterly Report of the Corporation for the three month period ended March 31, 2001; and

o) a material change report of the Corporation dated June 19, 2001 with respect to an update of the acquisition of The Shooting Gallery, Inc. and the resignation of two directors of the Corporation.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports) filed by the Corporation with a securities commission or any similar authority in Canada subsequent to the date of the Prospectus and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in the Prospectus.

ANY STATEMENT CONTAINED HEREIN OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THE PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THE PROSPECTUS.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management's expectations regarding the Corporation's future plans, objectives or goals, including words to the effect that the Corporation or management expects a stated condition or result to occur. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as, but not limited to, changes in general economic and market conditions. Although the forward-looking statements contained in the Prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, the Corporation cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the Prospectus, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances.

                                EXPLANATORY NOTE

All references to the "Corporation" or "itemus", unless the context otherwise requires, are references to itemus inc., its predecessors and its subsidiaries.

                                    CURRENCY

All dollar amounts in the Prospectus are in United States dollars unless otherwise indicated. References to "Cdn" are references to Canadian dollars. As at June 19, 2001, the noon rate as reported by the Bank of Canada was $1.00 = Cdn$1.5329 or Cdn$1.00 = $0.6524.

                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE                                           2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                             3
EXPLANATORY NOTE                                                              3
CURRENCY                                                                      3
THE CORPORATION                                                               4
DESCRIPTION OF THE BUSINESS                                                   4
USE OF PROCEEDS                                                               5
DESCRIPTION OF SHARE CAPITAL                                                  5
PLAN OF DISTRIBUTION                                                          6
RECENT SIGNIFICANT DEVELOPMENTS                                               6
RISK FACTORS                                                                  8
LEGAL MATTERS                                                                12
AUDITORS, TRANSFER AGENT AND REGISTRAR                                       12
PURCHASERS' STATUTORY RIGHTS                                                 12
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF ITEMUS INC                                           13
FINANCIAL STATEMENTS OF THE SHOOTING GALLERY, INC                            20
CERTIFICATE OF THE CORPORATION                                               37

                                 THE CORPORATION

itemus inc. (the "Corporation" or "itemus"), formerly a British Columbia company, was continued under the Canada Business Corporations Act on May 13, 1994. Pursuant to Articles of Amendment effective April 26, 2000, the Corporation changed its name from "Vengold Inc." to "itemus inc.". The Corporation's principal offices are located at Suite 1688, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 (the registered office) and at 207 Queens Quay West, Suite 550, Toronto, Ontario M5J 1A7.

As of December 31, 2000, the only material subsidiaries of the Corporation were the following:



NAME OF SUBSIDIARY                                          PERCENTAGE OWNERSHIP             JURISDICTION OF INCORPORATION

1355447 Ontario Inc.                                                100%                                Ontario

Exceleration.net Incorporated                                       100%                                Canada

ideapark.com Ventures Inc.                                          100%                           British Columbia

itemus Solutions Inc. (formerly Intrasoft                           100%                                Ontario
Technologies Inc.)

MoSHON Digital Media Incorporated                                   100%                                Ontario


                           DESCRIPTION OF THE BUSINESS

The Corporation provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. The Corporation will seek to provide a competitive advantage to its clients through: research that intersects corporate strategy, organizational change and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions.

RESEARCH

itemus researches the changing world of technology and business strategy and produces intellectual property that leads the Corporation's direction. The research services provide pre-competitive advantages to Global 2000 organizations searching new opportunities in increasingly competitive markets. Our investment and solutions activities are based on the Corporation's understanding of Internet business and technology evolution. itemus revenue is generated from intellectual property in the form of licensable methodologies for consulting, executive education and software design. itemus research also drives our own business strategy to build competitive advantages across all itemus business units. The recent merger with Digital4Sight Corporation ("Digital4Sight") has created a combined knowledge and talent pool that positions itemus as a global thought leader on how organizations harness the Internet.

STRATEGIC SERVICES

The Corporation's strategic services provide tailored guidance to Global 2000 organizations seeking lasting business and financial success. itemus helps clients design, assemble and build high-performance business models including rich customer experiences, enhanced human capital and deep partner relationships. Shifting to Internet-based, networked business models itemus enable clients to differentiate themselves, increase customer value to and reduce costs. itemus delivers comprehensive solutions that combine a unique mix of strategy consulting from Digital4Sight, managed customer experiences from The Shooting Gallery, Inc. ("Shooting Gallery"), and solutions implementation from itemus Solutions Inc. and NAME Inc. ("NAME"). itemus possesses additional strengths in financial engineering, technology prototyping, inter-enterprise process integration, and transaction security.


TECHNOLOGY

The technologies development group of itemus designs, assembles and builds secure, digital process automation applications that enable corporations to succeed in the digital economy. Our leading products include applications for initiating and maintaining customer relationships, conducting secure transactions and deploying business processes at the edge of the network. The technologies development group of itemus designs or helps design applications from a uniquely rich research and customer experience base, accessing key business and technology trends. Our solutions draw on technologies acquired through the itemus ventures investment portfolio, as well as from internal research and development initiatives. The Corporation's growing portfolio of investments provide clients with access to emerging technologies from the front lines of the new economy. Specific areas of focus include wireless networking, collaborative commerce, and Internet infrastructure and security applications.

                                 USE OF PROCEEDS

The Corporation will receive 5,000,000 preferred shares in the capital of the Holder upon the issuance of the Underlying Shares to the Holder upon conversion of the Note. The Corporation would then have a 40% equity interest in the Holder.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares"). As at May 28, 2001, the issued and outstanding share capital of the Corporation consisted of 463,926,698 Common Shares and no Preferred Shares. The following describes the changes in share capital of the Corporation since December 31, 2001:


                                                        NUMBER OF COMMON SHARES

BALANCE AT DECEMBER 31, 2000                                        232,692,770

Shares issued upon acquisition of NAME                              110,062,039

Shares issued upon acquisition of Shooting Gallery                   71,000,000

Shares issued upon acquisition of Digital4Sight                      47,000,000

Shares issued upon acquisition of NetCertainty Inc.                   2,540,222

Shares issued upon exercise of options                                  466,667

Shares issued upon other acquisitions                                   165,000
                                                                    -----------
BALANCE AT MAY 28, 2001                                             463,926,698
                                                                    ===========

COMMON SHARES

Holders of Common Shares are entitled to receive notice of, and to vote on the basis of one vote per Common Share, at all meetings of shareholders, to receive any dividend declared by the Corporation on the Common Shares and to receive the remaining property of the Corporation on its dissolution, liquidation or winding up.

PREFERRED SHARES

The Preferred Shares are issuable in series, but there are presently no Preferred Shares issued and outstanding and there is no present intention of the Corporation to issue any such shares. The Preferred Shares rank in priority to the Common Shares with respect to dividends and the distribution of assets. The Preferred Shares carry no voting rights except in specific circumstances and when required under applicable corporate law.

                              PLAN OF DISTRIBUTION

On February 22, 2001, the Corporation placed in escrow the Note and Cdn$500,000 in cash pursuant to an escrow agreement dated February 22, 2001 among the Holder, the Corporation and Cassels, Brock & Blackwell LLP as escrow agent.

On May 21, 2001, the Cdn$500,000, together with interest that had accrued thereon, and the Note were released from escrow to the Holder, in consideration of which the Holder issued 1,000,000 preferred shares in the capital of the Holder to the Corporation. The principal amount of the Note is due and payable on the Maturity Date. Upon the payment of the amounts outstanding under the Note (either in cash or by the issuance of the Underlying Shares) the Holder will issue to the Corporation 5,000,000 preferred shares in the capital of the Holder.

The Corporation has agreed to use its commercially reasonable best efforts to obtain the Receipt for the Final Prospectus from the Commissions in the Qualifying Jurisdictions before 5:00 p.m. (Toronto time) on the Maturity Date. If the Receipt is not obtained from the Commissions in the Qualifying Jurisdictions before 5:00 p.m. (Toronto time) on the Maturity Date, the Holder will be entitled, upon providing written notice to the Corporation any time thereafter until 5:00 p.m. (Toronto time) on June 22, 2001, to: (i) elect to make the entire principal amount of the Note become due and payable in cash or Underlying Shares; or (ii) deliver the Note to the Corporation for cancellation (upon which, no further shares in the capital of the Holder would be issuable to the Corporation).

Provided that the Holder has not (i) elected to have the Note repaid in cash or
(ii) returned the Note for cancellation, the Underlying Shares will be issuable on the earlier of the first business day following (i) the issuance of the Receipt by the Commissions and (ii) June 21, 2001.

The Corporation has applied to list the Underlying Shares on The Toronto Stock Exchange. Listing will be subject to the Corporation fulfilling all the listing requirements of The Toronto Stock Exchange.

                         RECENT SIGNIFICANT DEVELOPMENTS

On January 19, 2001 the Corporation completed the acquisition of Digital4Sight, a digital consulting and research firm. The Corporation paid an aggregate purchase price of $23 million consisting of 47 million Common Shares of the Corporation valued at $15.8 million, $5.1 million of convertible notes and equity instruments and cash of $2.1 million. The convertible notes are convertible into common shares on the basis of Cdn.$0.56 per Common Share.

On February 19, 2001 the Corporation announced its intention to acquire NAME, an information technology developer and integrator. As at the date hereof the Corporation had acquired, by way of share exchange takeover bid on the facilities of The Toronto Stock Exchange, a total of 120,216,928 common shares of NAME or 92.2% of its outstanding common shares which have been exchanged for Common Shares based on an exchange ratio of 0.9155 Common Shares for each common share of NAME. The Corporation currently intends to acquire the remaining common shares of NAME pursuant to the compulsory acquisition provisions of the Business Corporations Act (Ontario) (the "OBCA"). Holders of the remaining common shares of NAME must notify the Corporation by June 18, 2001 if they are requesting payment of the fair value for their common shares of NAME. In such event, an application may be made to a court to determine the form and amount of consideration to be paid for such shares. If no application is made to a court in accordance with the provisions of the OBCA by June 27, 2001, such dissenting shareholders will be required to accept 0.9155 Common Shares for each common share of NAME .

On May 1, 2001 the Corporation acquired 100% of the equity of Shooting Gallery. Shooting Gallery is a privately-held company that provides a full range of traditional and digital services for the converging rich media marketplace. On closing of this transaction the Corporation issued 71 million Common Shares and assumed a $3 million non-interest bearing note due April 27, 2002. The 71 million Common Shares issued in connection with the acquisition are subject to custodial holding and lock-up agreements. Since October 2000, the Corporation has provided $14.9 million to Shooting Gallery for purposes of funding its current and future growth initiatives. Additionally, the Corporation has provided loan guarantees in the amount of $17 million of which $10 million (the "Film Loan") is secured by receivables with the remainder being secured by specific digital facility assets. Shooting Gallery is currently in breach of debt covenants in respect of the Film Loan. As a result, the Film Loan is currently payable on demand. The Corporation expects that Shooting Gallery will no longer be in breach of such debt covenants by the end of this year.

On June 19, 2001, the Corporation announced that the financial situation at Shooting Gallery has deteriorated substantially, primarily as a result of deferrals of expected revenue-generating contracts and additional delays in the disposition of certain assets. Consequently, Shooting Gallery has become unable to service its debt obligations in an orderly manner, which has put increased pressure on itemus' financial resources and may likely inhibit itemus' ability to access capital, particularly in light of present market conditions. itemus is considering all options in regard to its Shooting Gallery investment, and expects to make a determination of its course of action in the near future. itemus' working capital resources have been strained by the cost of operating Shooting Gallery and technology market conditions. itemus also announced on June 19, 2001 that Albert Gnat and Dennis Wing, two members of itemus' board of directors, resigned. itemus expects to fill these vacancies shortly. Such vacancies must be filled with two outside directors for the board to be properly constituted in accordance with the provisions of the Canada Business Corporations Act.

As a result of these significant acquisitions the Corporation incurred a one time cash outflow of $11.1 million as described under "Risk Factors - Funding Risk". This, combined with the implemenation of the Corporation's current operating initiatives, the funding required for the integration of the acquired businesses and the assumption of liabilities of $55.2 million in connection with the acquisition of Shooting Gallery, result in an additional funding requirement prior to the end of the third quarter of 2001. itemus is engaged in discussions concerning opportunities for the raising of capital, but while the Corporation is hopeful that current negotiations will result in sufficient capital being made available, there is no guarantee of a successful outcome, particularly under current market conditions. See "Risk Factors -- Acquisitions" and "Risk Factors -- Funding Risk".

                                  RISK FACTORS

INTRODUCTION

Investment in the securities offered hereunder should be considered to be highly speculative due to the nature of the business in which the Corporation is engaged and the Corporation's state of development. In evaluating the securities offered hereunder, prospective investors should consider the following factors and the other information contained in this prospectus before making an investment decision.

FUNDING RISK

Subsequent to March 31, 2001 the Corporation incurred significant one time cash outflows totalling $11.1 million. These relate to a one time restructuring charge of $3.5 million specifically relating to its Digital 4Sight and NAME acquisitions; a further $4 million of short-term funding to Shooting Gallery for operating costs resulting from the delay in sale of certain assets which has taken longer than initially anticipated and Datagistics Corporation also recently exercised its right to call on further investment from the Corporation, requiring $3.6 million to be paid prior to December 31, 2001 with the remainder of $3.8 million to be paid on or before December 31, 2002. As a result of these recent developments, the Corporation will require additional funding before the end of 2001.

Although the Corporation is confident that adequate capital will be raised, there can be no assurances that financings and or asset sales can be completed on favourable terms.

For the three month period ended March 31, 2001, the consolidated financial statements of the Corporation have been prepared on a going concern basis which assumes the Corporation will realize its assets and discharge its liabilities in the normal course of business. The Corporations ability to continue as a going concern is dependent upon its ability to achieve future profitability, absorb the operating costs of its newly acquired businesses and obtain necessary financing when required. There is no assurance the Corporation will be able to obtain the necessary financing required.

BUSINESS RISK

The Corporation's success depends greatly on increased use of the Internet for marketing, providing services, and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet is not clear. Because a significant portion of the Corporation's investments relate to Internet-based software companies, its business could suffer if commercial use of the Internet fails to grow in the future.

COMPETITION RISK

The market for Internet products and services is highly competitive and lacks significant barriers to entry. Competition in the market may intensify in the future, which could affect the Corporation's ability to experience continued success in the marketplace, particularly if new competitors emerge with greater financial, technical, operational and marketing resources.

TECHNOLOGY RISK

Significant technological changes could render the existing technology or products and services of those companies in which the Corporation invests obsolete. The e-commerce market's growth and intense competition exacerbate these conditions. If these companies are unable to successfully respond to these developments or do not respond in a cost-effective way, the Corporation's business, financial condition and operating results may be adversely affected.

INTELLECTUAL PROPERTY

In many cases the companies the Corporation invests in will develop proprietary techniques, trademarks, processes and software. Although reasonable efforts will be taken to protect the rights to this intellectual property and to avoid infringement on the proprietary rights of others, the complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of these young companies and the demands of quick delivery of products and services to market, create risks that their efforts will prove inadequate. This could potentially lead to litigation to protect the rights of the Corporation or investees or to defend claims that the investees or the Corporation have infringed the rights of third parties.

GOVERNMENT AND REGULATORY RISK

E-commerce is new and rapidly changing, and federal and provincial regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to access to, or e-commerce on, the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content and quality of products and services. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially have a material adverse effect on the Corporation's business.

INVESTMENT RISK

The Corporation invests in early-stage companies that are subject to a number of risks, including uncertainty of markets, revenues, profitability, the ability to raise additional financing and volatility with regard to the market price and valuations of their securities. There can be no assurance that products or services of such companies will be developed successfully or on a timely basis, receive applicable regulatory approvals or patent protection or be capable of being produced or delivered in commercial quantities at reasonable cost and successfully marketed. Fluctuations in the market price and valuations of securities of portfolio companies may result in fluctuations of the market price of the Corporation's common stock and may reduce the amount of working capital available to it.

LIQUIDITY RISK

Liquidity risk involves the risk that the Corporation may not be able to receive value for its positions should it choose to divest of all or some of its investments. For investee companies with publicly traded stock, the Corporation may be unable to sell its interest or any portion of its interest at the quoted market prices, or to sell any portion of such interest without materially adversely affecting the market price of such securities. Furthermore, for those investee companies that do not have publicly traded stock, the realizable value of the Corporation's interest may ultimately prove to be lower than the carrying value currently reflected in the Corporation's financial statements.

DISPOSITION OF ASSETS AND INVESTMENTS

An element of the Corporation's business plan may involve selling, in public or private offerings, the companies, or portions of the companies, that it has acquired and developed. Market and other conditions largely beyond the Corporation's control affect:

-    the Corporation's ability to engage in such sales;

-    the timing of such sales; and

-    the amount of proceeds from such sales.

As a result, the Corporation may not be able to sell some of these assets. In addition, even if the Corporation is able to sell, it may not be able to sell at favourable prices. If the Corporation is unable to sell these assets at favourable prices, its business will be harmed.

OFFICERS AND EMPLOYEES

The Corporation's performance is substantially dependent on the performance of its executive officers and other key employees. The familiarity of these individuals with the Internet industry makes them especially critical to the Corporation's success. In addition, the Corporation's success is dependent on its ability to attract, train, retain, and motivate high quality personnel, especially for its management team. Competition for such personnel is intense. The loss of the services of any of the Corporation's executive officers or key employees may harm its business.

ACQUISITIONS

The Corporation's strategy of expanding its business through acquisitions of other businesses and technologies presents special risks. The Corporation intends to continue to expand through the acquisition of and investment in businesses, technologies, products, and services from other businesses. Acquisitions involve a number of special problems, including:

     - ability to obtain adequate funding to achieve the current and long term initiatives of the operations

     - difficulty integrating acquired technologies, operations, and personnel with the existing business;

     - diversion of management attention in connection with both negotiating the acquisitions and integrating the assets;

     - strain on managerial and operational resources as management tries to oversee larger operations;

     - retention of key executive officers and other key employees critical to the success of the Corporation;

     -    exposure to unforeseen liabilities of acquired companies;

     - potential issuance of securities in connection with the acquisition which securities lessen the rights of holders of the Corporation's currently outstanding securities; the need to incur additional debt; and

     - the requirement to record additional future operating costs for the amortization of goodwill and other intangible assets, which amounts could be significant.

The Corporation may not be able to successfully address these problems. Moreover, the Corporation's future operating results will depend to a significant degree on its ability to successfully manage growth and integrate acquisitions. In addition, many of the Corporation's investments are in early-stage companies with limited operating histories and limited or no revenues. The Corporation may not be able to successfully locate acceptable acquisition targets, or if located, acquire such targets.

RAPID GROWTH

The Corporation's rapid growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. Further, as the number of the Corporation's investments and business partners grows, itemus will be required to manage multiple relationships with various strategic partners and other third parties. Further growth of the Corporation or an increase in the number of its strategic relationships will increase this strain on the Corporation's managerial, operational and financial resources, inhibiting the Corporation's ability to achieve the rapid execution necessary to successfully implement its business plan.

LIMITED OPERATING HISTORY

Evaluation of the Coporation's business will be more difficult because of its limited operating history as a technology operating and investment company. Until February 2000 the Corporation was primarily a mining company. Because the Corporation is in an early stage of development as a technology operating and investing corporation, its prospects are difficult to predict and may change rapidly. The Corporation's business strategy may not be successful, and it may not successfully address the risks, expenses and difficulties that it may encounter or incur as a company in a new and rapidly evolving market.

FLUCTUATION IN QUARTERLY RESULTS

The Corporation expects to experience significant fluctuation in future quarterly operating results. Many factors, some of which are beyond the Corporation's control, will likely contribute to these quarterly fluctuations. Such factors include:

     - the quarterly review of the Corporation's investments for the purposes of determining whether there has been a loss in value that is other than a temporary decline which may result in the reduction of the carrying value of such investments to their estimated realizable value;

     - payment of costs associated with the Corporation's acquisitions, sales of assets and investments;

     -    timing of sales of assets;

     -    market acceptance of new products and services;

     - specific economic conditions in the Internet and direct marketing industries; and

     -    general economic conditions.

The emerging nature of the commercial uses of the Internet makes predictions concerning the Corporation's future revenues difficult. itemus believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of the Corporation's future performance. It is also possible that in some fiscal quarters the Corporation's operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of the Common Shares may decline.

PRICE VOLATILITY

The market price of the Common Shares has been, and is likely to continue to be, volatile, experiencing wide fluctuations. In recent years, the stock market has experienced significant price and volume fluctuations which have particularly impacted the market prices of equity securities of many companies providing Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. Future market movements may adversely affect the market price of the Common Shares.

                                  LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon for the Corporation by Fogler, Rubinoff LLP.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, 4 Bentall Centre, 2100-1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
                                   ITEMUS INC.

                               COMPILATION REPORT

To the Directors of
itemus inc.

We have reviewed, as to compilation only, the accompanying pro forma condensed consolidated balance sheet of itemus inc. as at March 31, 2001 and the pro forma condensed consolidated statements of operations for the three months ended March 31, 2001 and the year ended December 31, 2000, which have been prepared for inclusion in the Short Form Prospectus dated June 19, 2001.

In our opinion, the pro forma condensed consolidated balance sheet and the pro forma condensed consolidated statements of operations have been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

Vancouver, British Columbia                              "DELOITTE & TOUCHE LLP"
June 19, 2001                                              Chartered Accountants

ITEMUS INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2001
(IN UNITED STATES DOLLARS)
(UNAUDITED)

                                                                                  HISTORICAL
                                      HISTORICAL     PRO FORMA        PRO FORMA     SHOOTING      PRO FORMA        PRO FORMA
                                      ITEMUS INC.   ADJUSTMENTS      ITEMUS INC.  GALLERY INC.   ADJUSTMENTS        COMBINED
ASSETS                                                (Note 3)                                 (Note 4)
CURRENT

Cash and cash equivalents               $ 22,583,217 $           -  $ 22,583,217  $   113,814                  $ 22,697,031
Accounts receivable                        9,751,636             -     9,751,636    3,700,972             -      13,452,608
Deposits                                           -             -             -    1,306,719             -       1,306,719
                                        ------------ -------------  ------------  -----------  ------------    ------------
                                          32,334,853             -    32,334,853    5,121,505             -      37,456,358
FILM PROPERTY COSTS,
NET OF ACCUMULATED AMORTIZATION                    -             -             -    4,318,598             -       4,318,598
INVESTMENTS                               48,756,299             -    48,756,299            -   (12,608,636)     36,147,663
GOODWILL                                  40,103,169     5,362,869    45,466,038            -    58,838,098     104,304,136
CAPITAL ASSETS                             2,456,233             -     2,456,233   17,120,875             -      19,577,108
                                        ------------ -------------  ------------  -----------  ------------    ------------
                                        $123,650,554 $   5,362,869 $ 129,013,423  $26,560,978  $ 46,229,462    $201,803,863
                                        ============ ============= =============  ===========  ============    ============


LIABILITIES

CURRENT

Accounts payable                        $ 12,376,380 $           - $  12,376,380  $11,845,591  $          -    $ 24,221,971
Deferred revenue                           2,276,387             -     2,276,387    1,406,000             -       3,682,387
Due to film fund investors                         -             -             -    5,538,570    (2,365,201)      3,173,369
Current portion of capital
 leases payable                                    -             -             -    4,300,000             -       4,300,000
Current portion
 of long-term debt                         1,928,888             -     1,928,888            -             -       1,928,888
                                       ------------- -------------  ------------  -----------  ------------    ------------
                                          16,581,655             -    16,581,655   23,090,161    (2,365,201)     37,306,615
CAPITAL LEASES PAYABLE                             -             -             -    6,393,746             -       6,393,746
DEFERRED RENT                                      -             -             -    1,312,450             -       1,312,450
LOANS PAYABLE                                      -             -             -   31,920,726    (7,975,523)     23,945,203
LONG TERM DEBT                             3,810,717             -     3,810,717            -     2,816,900       6,627,617
CONVERTIBLE NOTES                          1,285,593             -     1,285,593            -             -       1,285,593
NON CONTROLLING INTEREST
 TO BE ACQUIRED                            6,995,473    (6,995,473)            -            -             -               -
                                       ------------- -------------  ------------  -----------  ------------    ------------
                                          28,673,438    (6,995,473)   21,677,965   62,717,083    (7,523,824)     76,871,224
                                       ------------- -------------  ------------  -----------  ------------    ------------


SHAREHOLDERS' EQUITY

CAPITAL STOCK                            143,977,237    12,358,342   156,335,579   24,270,845    (6,673,664)    173,932,760
SHARE PURCHASE WARRANTS AND
 OTHER EQUITY INSTRUMENTS                  2,694,532             -     2,694,532   11,500,000   (11,500,000)      2,694,532
DEFICIT                                  (51,694,653)            -   (51,694,653) (71,926,950)   71,926,950     (51,694,653)
                                       ------------- -------------  ------------ ------------- ------------    ------------
                                          94,977,116    12,358,342   107,335,458  (36,156,105)   53,753,286     124,932,639
                                       ------------- -------------  ------------ ------------- ------------    ------------
                                       $ 123,650,554 $   5,362,869 $ 129,013,423 $ 26,560,978  $ 46,229,462    $201,803,863
                                       ============= ============= ============= ============  ============    ============

Approved on behalf of the Board:

(Signed)  Ian Telfer
-----------------------------------
Director

(Signed)  Mark Maybank
-----------------------------------
Director
itemus inc.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2001
(IN UNITED STATES DOLLARS)
(UNAUDITED)

                                   HISTORICAL                                      HISTORICAL
                            ------------------------   PRO FORMA     PRO FORMA      SHOOTING      PRO FORMA        PRO FORMA
                            itemus inc.    NAME INC.  ADJUSTMENTS   itemus inc.   GALLERY INC.   ADJUSTMENTS       COMBINED
                            -----------  -----------  -----------  ------------  -------------   -----------     -------------
                                                       (Note 3)                    (Note 4)

REVENUE                     $ 2,807,147  $ 3,507,417  $         -  $  6,314,564   $ 4,603,816    $         -     $  10,918,380
COST OF REVENUE               1,458,519    2,381,984            -     3,840,503     5,791,827              -         9,632,330
                            -----------  -----------  -----------  ------------  ------------    -----------     -------------
GROSS MARGIN                  1,348,628    1,125,433            -     2,474,061    (1,188,011)             -         1,286,050
                            -----------  -----------  -----------  ------------  ------------    -----------     -------------
OTHER EXPENSES
Administration                2,418,761    6,402,213            -     8,820,974     3,908,813              -        12,729,787
Business development
 and infrastructure           1,437,050            -            -     1,437,050             -              -         1,437,050
Interest expense                      -            -            -             -       657,565              -           657,565
Translation and
 foreign exchange loss          238,511            -            -       238,511             -              -           238,511
                            -----------  -----------  -----------  ------------  ------------    -----------     -------------
                              4,094,322    6,402,213            -    10,496,535     4,566,378              -        15,062,913
                            -----------  -----------  -----------  ------------  ------------    -----------     -------------
LOSS FROM OPERATIONS         (2,745,694)  (5,276,780)           -    (8,022,474)   (5,754,389)             -       (13,776,863)
INVESTMENT INCOME                78,648      254,087            -       332,735             -              -           332,735
EQUITY LOSS OF AFFILIATES      (306,800)           -            -      (306,800)            -              -          (306,800)
WRITEDOWN OF INVESTMENTS              -   (1,079,923)           -    (1,079,923)            -              -        (1,079,923)
                            -----------  -----------  -----------  ------------  ------------    -----------     -------------
LOSS FROM CONTINUING
 OPERATIONS BEFORE
AMORTIZATION OF GOODWILL     (2,973,846)  (6,102,616)           -    (9,076,462)   (5,754,389)             -       (14,830,851)
AMORTIZATION OF GOODWILL     (2,601,879)  (1,432,162)  (1,426,911)   (5,460,952)            -     (4,900,000)      (10,360,952)
                            -----------  -----------  -----------  ------------  ------------    -----------     -------------
NET LOSS                    $(5,575,725) $(7,534,778) $(1,426,911) $(14,537,414) $(5,754,389)    $(4,900,000)    $ (25,191,803)
                            ===========  ===========  ===========  ============  ============    ===========     =============


Pro forma loss per share from continuing operations excluding amortization and writedown of goodwill             $       (0.04)
                                                                                                                 =============
Pro forma loss per share                                                                                         $       (0.07)
                                                                                                                 =============

itemus inc.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000
(IN UNITED STATES DOLLARS)
(UNAUDITED)

                                                      HISTORICAL
                                     -------------------------------------------
                                                       DIGITAL
                                        itemus         4SIGHT
                                         inc.        CORPORATION     NAME INC.
                                       FOR THE         FOR THE        FOR THE
                                         YEAR           YEAR           YEAR
                                        ENDING         ENDING         ENDING
                                     DECEMBER 31,    FEBRUARY 2,    DECEMBER 31,     PRO FORMA
                                         2000           2001            2000        ADJUSTMENTS
                                     ------------    ------------   ------------   --------------
                                                                                   (Notes 2 & 3)
REVENUE                              $  3,110,140    $  4,901,497   $ 14,953,991   $            -
COST OF REVENUE                         2,309,998       2,288,589      7,901,329                -
                                     ------------    ------------   ------------   --------------
GROSS MARGIN                              800,142       2,612,908      7,052,662                -
                                     ------------    ------------   ------------   --------------
OTHER EXPENSES
Administration                          4,581,202       2,760,054     14,404,240                -
Business development and                4,867,008               -              -                -
infrastructure
Interest expense                          825,103               -              -                -
Translation and foreign
 exchange loss                            434,873               -              -                -
                                     ------------    ------------   ------------   --------------
                                       10,708,186       2,760,054     14,404,240                -
                                     ------------    ------------   ------------   --------------
LOSS FROM OPERATIONS                   (9,908,044)       (147,146)    (7,351,578)               -
INVESTMENT INCOME                         718,530               -      4,354,116                -
EQUITY LOSS OF AFFILIATES                (901,179)              -              -                -
WRITEDOWN OF INVESTMENTS              (10,196,841)              -     (7,406,410)               -
                                     ------------    ------------   ------------   --------------
LOSS FROM CONTINUING
OPERATIONS BEFORE AMORTIZATION
 AND WRITEDOWN OF GOODWILL            (20,287,534)       (147,146)   (10,403,872)               -
AMORTIZATION AND WRITEDOWN
 OF GOODWILL                           (5,193,193)              -     (4,683,709)     (13,245,941)
                                     ------------    ------------   ------------   --------------
LOSS FROM CONTINUING OPERATIONS       (25,480,727)       (147,146)   (15,087,581)     (13,245,941)
LOSS FROM DISCONTINUED OPERATIONS     (18,301,883)              -              -                -
                                     ------------    ------------   ------------   --------------
NET LOSS                             $(43,782,610)   $   (147,146)  $(15,087,581)  $  (13,245,941)
                                     ============    ============   ============   ==============

                                                       HISTORICAL
                                                        SHOOTING
                                                        GALLERY
                                                          INC.
                                                        FOR THE
                                                          YEAR
                                                         ENDING
                                        PRO FORMA     DECEMBER 31,    PRO FORMA     PRO FORMA
                                       itemus inc.        2000       ADJUSTMENTS    COMBINED
                                      ------------   -------------  ------------   -------------
                                                                       (Note 4)
REVENUE                               $22,965,628    $ 27,917,872   $          -   $  50,883,500
COST OF REVENUE                        12,499,916      28,740,358              -      41,240,274
                                      ------------   -------------  ------------   -------------
GROSS MARGIN                           10,465,712        (822,486)             -       9,643,226
                                      ------------   -------------  ------------   -------------
OTHER EXPENSES
Administration                          21,745,496      37,107,591             -      58,853,087
Business development and                 4,867,008               -             -       4,867,008
infrastructure
Interest expense                           825,103       4,068,661             -       4,893,764
Translation and foreign
 exchange loss                             434,873               -             -         434,873
                                      ------------   -------------  ------------    -------------
                                        27,872,480      41,176,252             -      69,048,732
                                      ------------   -------------  ------------    -------------
LOSS FROM OPERATIONS                   (17,406,768)    (41,998,738)            -     (59,405,506)
INVESTMENT INCOME                        5,072,646               -             -       5,072,646
EQUITY LOSS OF AFFILIATES                 (901,179)              -             -        (901,179)
WRITEDOWN OF INVESTMENTS               (17,603,251)              -             -     (17,603,251)
                                      ------------   -------------  ------------    -------------
LOSS FROM CONTINUING OPERATIONS
  BEFORE AMORTIZATION AND
  WRITEDOWN OF GOODWILL                (30,838,552)    (41,998,738)            -     (72,837,290)

AMORTIZATION AND WRITEDOWN
 OF GOODWILL                           (23,872,480)              -   (19,600,000)    (42,722,843)
                                      ------------   -------------  ------------    -------------
LOSS FROM CONTINUING OPERATIONS        (53,961,395)    (41,998,738)  (19,600,000)   (115,560,133)
LOSS FROM DISCONTINUED OPERATIONS      (18,301,883)              -             -     (18,301,883)
                                      ------------   -------------  ------------    -------------
NET LOSS                              $ (72,263,27)   $(41,998,738) $ (19,600,00)  $(133,862,016)
                                      ============    ============  ============   =============


Pro forma loss per share from continuing operations excluding amortization
and writedown of goodwill                                                          $       (0.20)
                                                                                   =============
Pro forma loss per share from continuing operations                                $       (0.31)
                                                                                   =============
Pro forma loss per share from discontinued operations                              $       (0.05)
                                                                                   =============
Pro forma loss per share                                                           $       (0.36)
                                                                                   =============

ITEMUS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS
(UNAUDITED)

 1.      BASIS OF PRESENTATION

         The unaudited pro forma condensed consolidated financial statements (the "Pro Forma Statements") combine the historical financial statements of itemus inc. ("itemus"), after giving effect to the acquisition of Digital 4Sight Corporation ("Digital 4Sight") as described in Note 2, with NAME Inc. ("NAME") as described in Note 3 and with Shooting Gallery Inc. ("Shooting Gallery") as described in Note 4. The Pro Forma Statements reflect assumptions and adjustments described in Notes 2, 3 and 4 and are based on the historical financial statements of itemus, Digital 4Sight, NAME and Shooting Gallery, which have been prepared on the basis of accounting principles to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. These pro forma financial statements do not give affect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should any of the companies included in these pro forma financial statements be unable to continue as a going concern. The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

         Since the fiscal years of itemus, NAME and Digital 4Sight differ, the historical financial statements of NAME have been restated for the 2001 first quarter and 2000 fiscal year of itemus and are presented for the three months ended March 31, 2001 and the twelve months ended December 31, 2000. The historical financial statements of Digital 4Sight have been presented for the 12 months ended February 2, 2001. The Pro Forma Financial Statements should be read in conjunction with the Short Form Prospectus and the historical financial statements of itemus, Digital 4Sight, NAME and Shooting Gallery which are included herein or incorporated by reference elsewhere in the Short Form Prospectus. Some elements of the itemus, Digital 4Sight, NAME and Shooting Gallery consolidated financial statements have been reclassified to conform to the presentation used in the Pro Forma Financial Statements.

         The unaudited pro forma condensed consolidated balance sheet as at March 31, 2001 gives effect to the acquisition of Shooting Gallery as though it occurred on March 31, 2001.

         The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2001 is based on the unaudited consolidated financial statements of itemus, which include Digital 4Sight for the period, NAME and Shooting Gallery for the three months then ended. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2000 is based on the consolidated financial statements of itemus, NAME, after restatement into United States dollars for the twelve months ended December 31, 2000, Digital 4Sight, after restatement into United States dollars for the twelve months ended February 2, 2001 and Shooting Gallery for the year ended December 31, 2000. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2001 and the year ended December 31, 2000 give effect to the acquisition of Shooting Gallery and NAME as though they had occurred at the beginning of the respective periods.

         The Pro Forma Statements are presented for illustrative purposes and do not purport to be necessarily indicative of the financial position and results of operations that would have actually occurred if the transaction had taken place on the dates indicated, nor are they necessarily indicative of future operating results or financial position

ITEMUS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS
(UNAUDITED)

 2.      ACQUISITION OF DIGITAL 4SIGHT

         On January 19, 2001, itemus completed the acquisition of 100% of Digital 4Sight, a digital economy consulting and research firm. itemus paid an aggregate purchase price of $23 million consisting of 47,000,000 common shares of itemus valued at $15.8 million, $5.1 million of convertible notes and equity instruments and cash of $2.1 million. The notes are convertible into common shares of itemus on the basis of Cdn.$0.56 per common share.

         The itemus historical balance sheet as at March 31, 2001 and the historical statement of operations for the period from acquisition to March 31, 2001 include the acquisition and operations of Digital 4Sight.

         The pro forma condensed combined statement of operations for the year ended December 31, 2000 assumes the merger took place on January 1, 2000.

         The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2000 reflect additional amortization expense resulting from the increase in goodwill and other intangible assets due to this acquisition. The goodwill and other intangibles are amortized on a straight-line basis over three years, the assumed estimated useful life.

 3.      ACQUISITION OF NAME

         On March 30, 2001, itemus acquired by way of a share exchange takeover bid on the facilities of The Toronto Stock Exchange a total of 86.9 million common shares of NAME or 67%. These shares were exchanged for itemus common shares based on an exchange ratio of 0.9155 common shares of itemus for each common share of NAME.

         As at May 15, 2001, itemus has acquired 92.2% of the outstanding common shares of NAME and pursuant to its compulsory acquisition rights under the provisions of the Business Corporations Act (Ontario), intends to acquire 100% of NAME. The itemus pro forma condensed balance sheet as at March 31, 2001 and the itemus pro forma condensed statements of operations for the three months ended March 31, 2001 and year ended December 31, 2001, all assume 100% of NAME has been acquired.

         The itemus historical balance sheet as at March 31, 2001 includes the acquisition of NAME. The pro forma condensed combined statement of operations for the year ended December 31, 2000 assumes the merger took place on January 1, 2000. The pro forma combined statement of operations for the three months ended March 31, 2001 assumes the merger took place as of January 1, 2001.

         The unaudited pro forma condensed consolidated statements of operations reflect an amended amortization expense resulting from the change in goodwill and other intangible assets arising from the acquisition. The goodwill and other intangibles are amortized on a straight-line basis over three years, the assumed estimated useful life.

ITEMUS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(UNAUDITED)

 4.      ACQUISITION OF SHOOTING GALLERY

         On May 1, 2001, itemus completed the acquisition of 100% of Shooting Gallery, a privately-held company that provides a full range of traditional and digital services for the converging rich media marketplace. itemus paid an aggregate purchase price of $35.3 consisting of 71,000,000 common shares of itemus, the assumption of $3 million in non-interest bearing debt due April 27, 2002 and has provided a further $14.9 million for purposes of funding Shooting Gallery's current and future growth initiatives. Additionally, itemus has provided loan guarantees in the amount of $17 million of which $10 million is secured by receivables with the remainder being secured by specific digital facility assets.

         The pro forma condensed combined balance sheet assumes the merger took place on March 31, 2001. The pro forma condensed combined statement of operations for the year ended December 31, 2000 assumes the merger took place on January 1, 2000. The pro forma combined statement of operations for the three months ended March 31, 2001 assumes the merger took place as of January 1, 2001.

         The unaudited pro forma condensed combined balance sheet reflects the appropriate pro forma adjustments to record the acquisition of Shooting Gallery using the purchase method of accounting. Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below:


Estimated fair value of shares of itemus common stock issued       $ 17,600,000
Discounted value of non-interest bearing note                         2,800,000
Working capital advances                                             14,900,000
Estimated transaction costs                                           2,200,000
                                                                   ------------
ACQUISITION COST                                                   $ 37,500,000
                                                                   ============
Preliminary allocation to goodwill and other intangibles             58,700,000
Less: Estimated net tangible liabilities acquired                  $(21,200,000)
                                                                   ------------
                                                                   $ 37,500,000
                                                                   ============

The unaudited pro forma condensed consolidated statements of operations reflect additional amortization expense resulting from the increase in goodwill and other intangible assets due to this acquisition. The goodwill and other intangibles are amortized on a straight-line basis over three years, the assumed estimated useful life.

In connection with finalizing the purchase price allocation of this transaction, itemus is currently evaluating the fair value of the consideration given and the fair value of the assets acquired and liabilities assumed. Using this information, itemus will make a final allocation of the purchase price, including the allocation to goodwill and other intangibles. Accordingly, the purchase accounting information is preliminary.

AUDITORS' REPORT

To the Board of Directors of
The Shooting Gallery, Inc.


We have audited the accompanying consolidated balance sheet of The Shooting Gallery, Inc. as at December 31, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

"Deloitte & Touche LLP"

Chartered Accountants
Vancouver, British Columbia
May 18, 2001

THE SHOOTING GALLERY, INC.
CONSOLIDATED BALANCE SHEET
(UNITED STATES DOLLARS)

                                                                          March 31,              December 31,
                                                                        ------------    -----------------------------
                                                                                2001            2000             1999
                                                                        ------------    ------------     ------------
                                                                          (Unaudited)                      (Unaudited)
ASSETS

Cash and cash equivalents                                               $    113,814    $    373,242     $  1,460,078
Accounts receivable                                                        3,700,972       5,310,661        9,492,378
Deposits                                                                   1,287,894       1,323,039        1,836,131
Film property costs, net of accumulated amortization (Note 4)              4,318,598       3,922,970        5,041,403
Capital assets (Note 5)                                                   17,120,875      17,783,185        8,413,060
Other assets                                                                  18,825          81,594          775,598
                                                                        ------------    ------------     ------------
                                                                        $ 26,560,978    $ 28,794,691     $ 27,018,648
                                                                        ============    ============     ============
LIABILITIES

Accounts payable and accrued liabilities                                $ 11,845,591    $ 13,185,480     $  1,390,149
Due to film funds investors (Note 7)                                       5,538,570       5,506,619        9,479,863
Capital leases payable (Note 13 (a))                                      10,693,746      11,374,096        2,918,441
Deferred rent                                                              1,312,450       1,238,522          907,642
Deferred revenue                                                           1,406,000         626,000                -
Loans payable (Note 6)                                                    31,920,726      31,265,690       16,296,090
                                                                        ------------    ------------     ------------
                                                                          62,717,083      63,196,407       30,992,185
                                                                        ============    ============     ============

COMMITMENTS AND CONTINGENCIES (Note 13)

STOCKHOLDERS' EQUITY

Capital stock

Preferred stock (Note 8)                                                  15,463,250      15,463,250       11,693,250
Other equity subscriptions (Note 9)                                       11,500,000       7,500,000                -
Common stock (Note 10)                                                     8,807,595       8,807,595        7,180,245
Accumulated deficit                                                      (71,926,950)    (66,172,561)     (22,847,032)
                                                                        ------------    ------------     ------------
                                                                          36,156,105)    (34,401,716)      (3,973,537)
                                                                        ------------    ------------     ------------
                                                                        $ 26,560,978    $ 28,794,691     $ 27,018,648
                                                                        ============    ============     ============

Future operations (Note 1)

Approved on Behalf of the Board:


(Signed)  Ian Telfer
----------------------------------
Director


(Signed)  Mark Maybank
----------------------------------
 Director

          See accompanying Notes to the Consolidated Financial Statements.

THE SHOOTING GALLERY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNITED STATES DOLLARS)

                                                                      3 months ended
                                                                         March 31,             Year ended December 31,
                                                                        -----------        ---------------------------------
                                                                               2001                2000                 1999
                                                                        -----------        ------------         ------------
                                                                        (Unaudited)                              (Unaudited)

REVENUE

Feature films and film series                                           $   464,000        $  7,162,581         $ 11,374,727
Commercial and music video production                                     1,771,777          13,498,079            4,079,019
Equipment and facilities rental                                           2,368,039           7,257,212            5,741,707
                                                                        -----------        ------------         ------------
                                                                          4,603,816          27,917,872           21,195,453
                                                                        -----------        ------------         ------------

EXPENSES

Amortization of film costs and participations                                     -           3,174,403           15,987,392
Film production costs                                                     3,349,620          13,639,180           14,045,428
General and administrative                                                  597,446          21,070,405            5,211,196
Commercial and music video costs                                          1,534,393           9,144,738            1,978,081
Salaries and benefits                                                     2,226,530          11,968,704            2,439,086
Rent expense (includes straight-line rent charge
of $73,928 (December 2000 - $330,880 and
December 1999 - $907,642))                                                1,084,837           4,068,482            3,195,806
                                                                        -----------        ------------         ------------
                                                                          8,792,826          63,065,912           42,856,989
                                                                        -----------        ------------         ------------
OPERATING LOSS                                                           (4,189,010)        (35,148,040)         (21,661,536)
                                                                        -----------        ------------         ------------
OTHER INCOME (EXPENSES)
Investment income                                                                 -                   -               63,283
Depreciation                                                               (907,814)         (2,782,037)            (843,440)
Interest expense                                                           (657,565)         (4,068,661)          (1,092,816)
                                                                        -----------        ------------         ------------
                                                                         (1,565,379)         (6,850,698)          (1,872,973)
                                                                        -----------        ------------         ------------
LOSS BEFORE INCOME TAXES                                                 (5,754,389)        (41,998,738)         (23,534,509)
Income tax benefit                                                                -                   -              212,979
                                                                        -----------        ------------         ------------
NET LOSS                                                                $(5,754,389)       $(41,998,738)        $(23,321,530)
                                                                        ===========        ============         ============

            See accompanying Notes to the Consolidated Financial Statements.

 THE SHOOTING GALLERY, INC.
 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(UNITED STATES DOLLARS)

                                        Series A                     Series B                    Series C
                                     Preferred Stock              Preferred Stock             Preferred Stock
                                -------------------------     ------------------------    ------------------------
                                  Shares         Amount         Shares        Amount        Shares        Amount
                                ----------     ----------     ----------    ----------    ----------    ----------
Balance at December 31, 1998
   (Unaudited)                       6,500       $ 65,000        680,650    $3,403,250            --   $        --
Shares issued                           --             --         32,000       160,000        80,650     8,065,000
Net loss                                --             --             --            --            --            --
Series B preferred dividends
   paid                                 --             --             --            --            --            --
                                ----------     ----------     ----------    ----------    ----------    ----------
Balance at December 31, 1999
   (Unaudited)                       6,500         65,000        712,650     3,563,250        80,650     8,065,000
Net loss                                --             --             --            --            --            --
Dividends paid                          --             --             --            --            --            --
Stock options exercised                 --             --             --            --            --            --
Shares issued                           --             --             --            --        38,350     3,835,000
Shares converted                    (6,500)       (65,000)            --            --            --            --
                                ----------     ----------     ----------    ----------    ----------    ----------
Balance at December 31, 2000            --       $     --        712,650    $3,563,250       119,000   $11,900,000
Net loss                                --             --             --            --            --            --
Shares issued                           --             --             --            --            --            --
                                ----------     ----------     ----------    ----------    ----------   -----------
Balance at March 31, 2001
   (Unaudited)                          --       $     --        712,650    $3,563,250       119,000   $11,900,000
                                ==========     ==========     ==========    ==========    ==========   ===========


        See accompanying Notes to the Consolidated Financial Statements.



 THE SHOOTING GALLERY, INC.
 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(UNITED STATES DOLLARS)

                                      Other Equity                                          Retained
                                      Subscriptions                 Common Stock            earnings
                                -------------------------     ------------------------    (Accumulated
                                  Shares         Amount         Shares        Amount         deficit          Total
                                ----------     ----------    ----------    ------------   ------------    ----------
Balance at December 31, 1998
   (Unaudited)                          --   $         --     15,731,214   $  7,180,245    $   527,498    $ 11,175,993
Shares issue                            --             --             --             --             --       8,225,000
Net loss                                --             --             --             --    (23,321,530)    (23,321,530)
Series B preferred dividends
   paid                                 --             --             --             --        (53,000)        (53,000)
                                ----------   ------------     ----------   ------------   ------------    ------------
Balance at December 31, 1999
   (Unaudited)                          --             --     15,731,214      7,180,245    (22,847,032)     (3,973,537)
Net loss                                --             --             --             --    (41,998,738)    (41,998,738)
Dividends paid                          --             --        165,475        638,282     (1,326,791)       (688,509)
Stock options exercised                 --             --      1,500,000        150,000             --         150,000
Shares issued                           --      7,500,000        431,255        774,068             --      12,109,068
Shares converted                        --             --         37,523         65,000             --              --
                                ----------   ------------     ----------   ------------   ------------    ------------
Balance at December 31, 2000            --   $  7,500,000     17,865,467   $  8,807,595   $(66,172,561)   $(34,401,716)
Net loss                                --             --             --             --     (5,754,389)     (5,754,389)
Shares issued                           --      4,000,000             --             --             --       4,000,000
                                ----------   ------------     ----------   ------------   ------------    ------------
Balance at March 31, 2001
   (Unaudited)                          --   $ 11,500,000     17,865,467   $  8,807,595   $(71,926,950)   $(36,156,105)
                                ==========   ============     ==========   ============   ============    ============



        See accompanying Notes to the Consolidated Financial Statements.

THE SHOOTING GALLERY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNITED STATES DOLLARS)

                                                             3 months ended      Year ended December 31,
                                                                March 31,      ---------------------------
                                                                  2001             2000            1999
                                                             --------------    ------------    ------------
                                                              (Unaudited)                      (Unaudited)
OPERATING ACTIVITIES
Net loss                                                      $ (5,754,389)   $(41,998,738)   $(23,321,530)
Non-cash items:
  Depreciation                                                     907,814       2,782,037         843,440
  Amortization of film costs and participations                         --       3,174,403      15,987,392
  Film production costs                                          3,349,620      13,639,180      14,045,428
  Deferred rent                                                     73,928         330,880         907,642
  Deferred income taxes                                                 --              --        (290,000)
                                                              ------------    ------------    ------------
                                                                (1,423,027)    (22,072,238)      8,172,372

Accounts receivable                                              1,609,689       4,181,717      (1,007,925)
Other assets                                                        62,769         694,004          95,892
Film cost additions                                             (3,745,248)    (15,695,150)    (16,682,856)
Deposits                                                            35,145         513,092        (371,671)
Accounts payable and accrued liabilities                        (1,339,889)     11,224,357         966,376
Deferred revenue                                                   780,000         626,000              --
                                                              ------------    ------------    ------------
Cash provided by (used in) operating activities                 (4,020,561)    (20,528,218)     (8,827,812)
                                                              ------------    ------------    ------------

INVESTING ACTIVITIES
Purchase of property and equipment                                 (75,004)       (757,678)       (163,800)
Leasehold improvement addition                                    (170,500)     (2,157,533)     (2,864,153)
Other                                                                   --              --        (228,744)
                                                              ------------    ------------    ------------
Cash used for investing activities                                (245,504)     (2,915,211)     (3,256,697)
                                                              ------------    ------------    ------------

FINANCING ACTIVITIES
Proceeds from loans payable                                      4,000,000      18,438,262      12,487,883
Proceeds from preferred stock issuance                                  --       3,835,000       5,225,000
Other equity subscriptions                                       4,000,000       7,500,000              --
Proceeds from common stock issuance                                     --         774,068              --
Proceeds on exercise of stock options                                   --         150,000              --
Repayment of loans payable                                      (3,344,964)     (3,468,662)     (4,008,685)
Capital lease payments                                            (680,350)       (781,296)       (668,140)
Contribution from (distributions to) film fund investors,
  net of (distributions) contributions                              31,951      (3,973,244)     (1,817,619)
Preferred stock dividends paid                                          --        (117,535)        (53,000)
                                                              ------------    ------------    ------------
Cash provided by financing activities                            4,006,637      22,356,593      11,165,439
                                                              ------------    ------------    ------------
DECREASE IN CASH AND CASH EQUIVALENTS                             (259,428)     (1,086,836)       (919,070)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   373,242       1,460,078       2,379,148
                                                              ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                    $    113,814    $    373,242    $  1,460,078
                                                              ------------    ------------    ------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid                                                 $         --    $  2,916,373    $    998,563
                                                              ------------    ------------    ------------
Income taxes                                                  $         --    $         --    $     77,021
                                                              ------------    ------------    ------------

SIGNIFICANT NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Equipment purchase under capital leases                     $         --    $  9,236,951    $  1,830,641
                                                              ------------    ------------    ------------
  Conversion of minority interest to Series C
    Preferred Stock                                           $         --    $         --    $  3,000,000
                                                              ------------    ------------    ------------
  Conversion of Series A Preferred Stock to Common Stock      $         --    $     65,000    $         --
                                                              ------------    ------------    ------------
  Common Stock dividends on Preferred Shares                  $         --    $    638,282    $         --
                                                              ============    ============    ============


See accompanying Notes to the Consolidated Financial Statements.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------

1.   FUTURE OPERATIONS

     The Shooting Gallery, Inc. (the "Company") has a network of digital media centres located in New York, Toronto and Vancouver that offer services, resources and facilities to traditional and new media companies and is engaged in the development, production and distribution of feature films for theatrical, video and television distribution. The Company also provides post-production services, equipment and facilities rental, music supervision and product placement and clearance services to independent producers and major studios. Motion picture production is highly speculative and inherently risky. There can be no assurance of the economic success of such motion pictures since the revenue derived from the production (which does not necessarily bear a direct correlation to the production costs incurred) depends primarily upon its acceptance by the public, which cannot be predicted.

     These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business.

     The Company has incurred significant operating losses in the last two years (year ended December 31, 2000 - $41,998,738; 1999 - $23,321,530) and as at
     March 31, 2001 has a deficiency of assets over liabilities of $40,156,105. These factors create uncertainty as to the continuing operations of the Corporation.

     These financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.


2.   INTERIM FINANCIAL STATEMENTS

     The financial statements for the period ended March 31, 2001 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual financial statements. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements.

     As the Corporation is a private company, interim financial statements have not previously been prepared. Consequently, the historical financial information is not available to prepare comparative information for the period ended March 31, 2000.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

     (a)  Basis of presentation

          The consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries. The amounts due to film fund investors, separately disclosed herein, reflects the non-Company owned investor interests in single film special purpose limited liability companies ("Investor Film LLCs") and the TSG Film Fund I, LLC, which are controlled by the Company. All material intercompany balances and transactions have been eliminated.

          In accordance with industry accounting principles, the Company has presented an unclassified consolidated balance sheet.

     (b)  Revenue recognition

          The Company's revenues relating to services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis, generally representing time spent relative to total estimated time. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable. The Company's revenues relating to resources and facilities is recognized on a time and usage basis.

          Revenue from feature film distribution licensing agreements are recognized on the date the completed film is delivered or becomes available for delivery, is available for exploitation in the relevant media window purchased by the licensee and when certain other conditions of sale have been met. Revenue from television licensing is recognized when the feature film is available to the licensee for telecast.

          Producer fees received from production of films for outside parties where the Company has no continuing ownership interest in the project are recognized on a percentage-of-completion basis as determined by applying the cost-to-cost method. The cost of such films is expensed as incurred.

     (c)  Accounting for film property costs

          The Company capitalizes costs incurred to produce a feature film. Such costs include the actual direct costs of production, capitalized overhead and capitalized interest costs. These costs and estimated total costs of participation and distribution are charged to film amortization under the individual film forecast method in the ratio that current period revenue recognized bears to management's estimate of total gross revenue to be realized.

          Film property costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue and cost forecasts are reviewed periodically by management and revised when warranted by changing conditions. When estimates of total revenue and costs indicate that a feature film will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the film.

          The Company charges profit participation costs to expense in the same manner as amortization of production costs, if it is anticipated such amounts will be payable. Payments for profit participations are made in accordance with the participants' contractual agreements.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (d)  Property and equipment

          Property and equipment, at cost, is depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 8 years. Leasehold assets are amortized under the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in income. The costs of normal maintenance, repairs and minor replacements are charged to expense when incurred.

     (e)  Cash and cash equivalents

          The Company considers certificates of deposit and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

     (f)  Concentration of credit risk

          The Company licenses various rights in its feature films to distributors throughout the world. Generally, payment is received in full or in part, or letters of credit are obtained, prior to the Company's release of films to its distributors. Credit losses are provided for in the financial statements if and when amounts become uncollectible. Accounts receivable is reported net of an allowance for credit losses.

     (g)  Income taxes

          Income taxes are accounted for using the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3465, Income Taxes, which requires recognition of future income tax assets and liabilities for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities and for certain carry forward items

          Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment.

     (h)  Deferred rent

          Deferred rent is recorded and amortized to the extent the total minimum rental payments allocated to the current period on a straight-line basis exceed or are less than the cash payments required.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (i)  Use of estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Significant estimates are primarily related to ultimate revenue and ultimate costs relating to the Company's film projects. Management estimates ultimate revenue and costs for feature films for each market based on anticipated release patterns, public acceptance and historical results for similar products. Because of inherent uncertainties in estimating future film revenue and distribution costs, it is more than reasonably possible that the estimates used will change within the near term.

     (j)  Foreign exchange

          The Company's foreign operations are conducted through integrated subsidiaries and their financial statements are translated into U.S. dollars using the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the period end. Non-monetary items are translated at rates in effect on the dates of the transactions. Revenues and expenses are translated at rates in effect during the period except for amortization, which is translated at the same rate as the assets to which it relates.

          Foreign exchange gains and losses are included in earnings in the period in which they occurred.


4.   FILM PROPERTY COSTS

     Film property costs consist of the following:

                                                             December 31,
                                          March 31,    -------------------------
                                            2001          2000          1999
                                         -----------   -----------   -----------
                                         (Unaudited)                 (Unaudited)
Released film projects, net of
  accumulated amortization                $2,035,142    $1,829,642    $1,051,740
Completed not released                       856,000       850,000       417,663
In process or development                  1,427,456     1,243,328     3,572,000
                                          ----------    ----------    ----------
                                          $4,318,598    $3,922,970    $5,041,403
                                          ==========    ==========    ==========


Based upon the Company's present estimates of anticipated future revenue at December 31, 2000, 100% (1999 - 100%) of the film costs related to released films will be amortized by December 31, 2003.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


5.   CAPITAL ASSETS

                                            March 31, 2001 (Unaudited)
                                   ---------------------------------------------
                                                   Accumulated        Net Book
                                      Cost         Depreciation         Value
                                   -----------     ------------      -----------
Property and equipment             $15,423,236      $ 4,020,419      $11,402,817
Leasehold improvements               6,622,205          904,147        5,718,058
                                   -----------      -----------      -----------
                                   $22,045,441      $ 4,924,566      $17,120,875
                                   ===========      ===========      ===========


                                                                    December 31,
                                      December 31, 2000                1999
                           ---------------------------------------  ------------
                                        Accumulated      Net Book      Net Book
                              Cost      Depreciation      Value         Value
                           -----------  ------------   -----------   -----------
                                                                     (Unaudited)
Property and equipment     $15,348,232   $ 3,178,375   $12,169,857   $ 3,441,905
Leasehold improvements       6,451,705       838,377     5,613,328     4,971,155
                           -----------   -----------   -----------   -----------
                           $21,799,937   $ 4,016,752   $17,783,185   $ 8,413,060
                           ===========   ===========   ===========   ===========


The net book value of assets held under capital lease at March 31, 2001 total $10,395,429 (December 31, 2000 - $11,070,275 and December 31, 1999 - $2,845,963)
net of accumulated amortization of $3,558,547 (December 31, 2000 - $2,873,590 and December 31, 1999 - $789,855).


6.   LOANS PAYABLE

                                                             December 31,
                                          March 31,    -------------------------
Holder                                       2001          2000          1999
------                                   -----------   -----------   -----------
                                         (Unaudited)                 (Unaudited)
Natexis Banque (i)                       $11,411,926   $14,635,000   $ 9,419,095
Lagomar Studios (ii)                      12,462,230    12,462,230            --
Investor Notes (iii)                       4,000,000            --            --
New York City Investment Fund (iv)         1,975,000     1,975,000     2,500,000
HSBC (v)                                   1,366,667     1,433,333     1,833,333
Standard Professional (vi)                   254,903       260,127            --
Promissory note (vii)                        450,000       500,000            --
Banque Paribas (viii)                             --            --     2,543,662
                                         -----------   -----------   -----------
                                         $31,920,726   $31,265,690   $16,296,090
                                         ===========   ===========   ===========


(i) During 1999, the Company entered into a revolving credit facility not to exceed $12.6 million with two banks. The advances bear interest at LIBOR plus 2.5% (7.5% at March 31, 2001, 9% at December 31, 2000; 1999 - 7.8%)
     and are secured by certain of the Company's film receivables. The loans mature March 9, 2002.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------

6.   LOANS PAYABLE (CONTINUED)

     (ii) During 2000, the Company negotiated two promissory notes with Lagomar Studios. The first note was for $4,500,000. Interest accrues on the note at a rate of 12.5% per annum. The principal is repayable on January 2, 2001. The second note was for $7,962,230. Interest accrues on the note at a rate of 10% per annum. The principal is repayable on January 2, 2001.

          Subsequent to March 31, 2001 and in connection with the merger with itemus inc. ("itemus") (Note 14), $9,400,000 of the notes were converted into 152,566,663 common shares of the Company. The remaining $3,062,230 was assigned to itemus. All accrued and unpaid interest with respect to the notes was waived, except for future interest to accrue on the itemus note.

    (iii) On February 15, 2001, the Company issued to a consortium of investors, unsecured promissory notes with a total face value of $4,000,000, maturing on February 15, 2004 and bearing interest at 8% per annum, payable annually. The principal amount of the notes, together with all accrued interest thereon, may be repaid, in whole or in part, at any time or from time to time without premium or penalty. The notes are guaranteed by itemus over their entire term.

          Attached to the notes is an option to acquire Shooting Gallery Entertainment, a division of the Company, for an exercise price of $8,000,000. In the event that the note holders exercise their option, the proceeds from the unsecured promissory notes will be used towards consideration of Shooting Gallery Entertainment. At which time, the notes will become void and itemus' guarantee will no longer be applicable.

     (iv) During 1998, the Company entered into two loan agreements with the New York City Investment fund for the purpose of renovating two buildings the Company leases under long-term lease agreements. Interest only is payable quarterly at 8% per annum. Commencing the first quarter of 2000, quarterly payments of $175,000 are due through maturity in 2003. Two officers who are shareholders of the Company have pledged certain stock in the Company as collateral. The Company has guaranteed the total amount of both loans.

     (v) During 1999, the Company entered into a loan agreement with HSBC (formerly Republic National Bank of New York) for a total commitment of $2,000,000 for the purpose of financing a portion of the costs of renovating a building. The loan shall bear interest at the reference rate (as determined by HSBC) plus 1.75% (10.25% at December 31, 2000; 1999 - 10.75%). Principal on the loan is payable in 35 consecutive equal monthly installments of $33,333 and a final installment in the amount of the remaining unpaid balance.

     (vi) On March 1, 2000, the Company entered into a loan agreement with Standard Professional Services, LLC for a total commitment of $300,000. The loan bears interest at 13% and is repayable in blended monthly instalments of $8,048. The Company has pledged certain audio and video equipment as collateral for the loan.

    (vii) On June 1, 2000, the Company entered into a promissory note for the principal amount of $500,000. The note is unsecured, bears interest at 15% per annum and was repayable on December 29, 2000. Subsequent to December 31, 2001, the Company renegotiated the terms of the note such that the principal was to be repaid in even monthly principal payments of $50,000 over a ten month period ending November 30, 2001.

   (viii) During 1998, the Company and two of its affiliates entered into a multiple picture line of credit agreement which was repaid in 2000.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


6.   LOANS PAYABLE (CONTINUED)

     As at March 31, 2001, the aggregate minimum annual maturities of the notes payable over each of the next five periods ended December 31 are as follows (Note 14):


               2001                              $14,020,146
               2002                               13,223,220
               2003                                  663,722
               2004                                4,013,638
               2005                                       --
                                                 -----------
                                                 $31,920,726
                                                 ===========


7.   DUE TO FILM FUNDS INVESTORS

     The Company uses various LLC structures to finance the production of certain of its films. Subsequent to March 31, 2001, $2,365,201 of the amount due to film fund investors was settled by the issuance of 7,241,230 shares of itemus.


8.   PREFERRED STOCK

     (a) The Company has 53,000 shares of the Series A Convertible Cumulative 5% Preferred Stock ("Series A Preferred") authorized, of which 6,500 shares had been issued for cash of $10 per share at December 31, 1999. Dividends are payable semi-annually at the discretion of the Company and are cumulative accruing at 5% per annum commencing June 1, 1996. The Series A Preferred has no voting rights. Each share of the Series A Preferred is convertible into a share of Common Stock at any time at the election of the holder, subject to certain limitations. During the year ended December 31, 2000, all Series A Preferred was converted to Common Stock.

     (b) The Company has 2,946,500 authorized shares of Series B Redeemable Cumulative Preferred Stock ("Series B Preferred"). The Company offered 1,000,000 shares of Series B Preferred and 1,000,000 shares of Common Stock for sale together as units for $5 per share in connection with a private placement offering. The Series B Preferred has no voting rights. Dividends are payable quarterly at the discretion of the Company and are cumulative accruing at 7% per annum commencing at the beginning of the quarter. At year end, a total of $124,714 in dividends are in arrears. The Series B Preferred is entitled to redeem its shares at an aggregate "put" price of $5 per share as follows: 25% commencing three years from the date of issue; and 75% commencing five years from the date of issue. In addition, the Series B Preferred is subject to a redemption by the Company commencing five years from the date of issue at a redemption price of $5 per share plus any accrued unpaid dividends. Upon liquidation of the Company, the Series B Preferred is entitled to payment of a liquidation preference of $5 per share plus any accrued unpaid dividends, along with the liquidation preference due to the Series A Preferred, and before any payments to holders of Common Stock. Prior to 1999, 680,650 shares of Series B Preferred had been issued. During 1999, an additional 32,000 shares were issued. No shares were issued in 2000.

          Subsequent to March 31, 2001, and in connection with the merger agreement (Note 14), all Series B Preferred were converted into 35,488,740 common shares of the Company. Immediately following the conversion, the common shares were acquired by itemus in exchange for 7,044,373 common shares of itemus.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


8.   PREFERRED STOCK (CONTINUED)

     (c) In June 1999, the Company offered 100,000 shares of Series C Cumulative Convertible Preferred Stock ("Series C Preferred") at $100 per share in connection with a private placement offering. The Series C Preferred has no voting rights. Dividends are payable quarterly at the discretion of the Company and are cumulative accruing at 7 1/2% per annum. At year end, a total of $446,261 in dividends are in arrears. The Series C Preferred is convertible into shares of Common Stock beginning three years from the date of issue for one year at a conversion price equal to $3.33 per share of Common Stock; during the period beginning four years from the date of issue for one year at a conversion price equal to $3.83 per share of Common Stock; and ruing the period beginning five years from the date of issue for one year at a conversion price equal to $4.40 per share of Common Stock. At any time, in the event that the Company merges with another entity and the Company is not the surviving entity or upon the sale of all or substantially all of the Company's assets, the Series C Preferred is convertible into shares of Common Stock at a conversion price equal to $3.33 per share of Common Stock. The Series C Preferred are automatically convertible at the same price in the event of the closing of an underwritten public offering of Common Stock.

          The Company has the option after five years from the date of issue to redeem any or all of the Series C Preferred at a redemption price equal to $100 per share, plus any accrued but unpaid dividends. The Series C Preferred will rank senior to the Common Stock, but pari passu with the Company's Series A Preferred and Series B Preferred Stock with respect to payment of dividends and amounts paid upon liquidation. In the event of liquidation, the Series A Preferred will receive a liquidation preference prior to the Common Stock in an amount equal to the original purchase price per share, plus any accrued but unpaid dividends. During 2000, 38,350 shares were issued (1999 - 80,650). Subsequent to March 31, 2001, an additional 1,500 shares were issued and 5,000 shares were cancelled.

          Subsequent to March 31, 2001, and in connection with the merger agreement (Note 14), all Series C Preferred were converted into 115,287,608 common shares of the Company. Immediately following the conversion, the common shares were acquired by itemus in exchange for 22,884,129 common shares of itemus.


9.   OTHER EQUITY SUBSCRIPTIONS

     During 2000, itemus advanced a total of $7,500,000 to the Company in the form of a convertible debenture. The terms of the convertible debenture provide for conversion of the principal and accrued interest at a rate of interest of 15% per annum at the option of itemus at a conversion price that shall be determined by the current market value in effect at that time. During the period ended March 31, 2001, itemus advanced a further $4,000,000. This advance is non-interest bearing and has no specific terms of repayment. At the date of the advances, the Company had no funds available to repay the advances and no future repayment is anticipated. As such, the advances have been presented as a component of equity.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


10.  COMMON STOCK

     (a)  Authorized

          The Company has an authorized share capital of 19,020,000 shares with a par value of $0.01.

     (b)  Issued

          The Company has issued and outstanding 17,865,467 common shares at March 31, 2001 and December 31, 2000 (15,731,214 common shares at December 31, 1999)

     (c)  Stock Option Plan

          The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company pursuant to its Share Incentive Plan. This plan, as approved by the shareholders, authorizes the directors to grant options within the limitations of this plan. The exercise price of options granted under this plan is at not less than fair market value as determined on the date of grant. At December 31, 2000, the Company had available no shares for future grants of options.

          A summary of the Company's fixed stock option plans as of March 31, 2001 and December 31, 1999 and 2000, and changes during the periods ending on those dates is presented below:

                                                                              December 31,
                                          March 31,         ---------------------------------------------
                                            2001                      2000                   1999
                                    --------------------    ---------------------------------------------
                                              (Unaudited)                                (Unaudited)
                                                Weighted                 Weighted                Weighted
                                      Number    Average       Number     Average       Number    Average
                                        of      Exercise        of       Exercise        of      Exercise
Options                               Shares     Price        Shares      Price        Shares     Price
                                    ---------   --------    ---------    --------    ---------   --------
Outstanding, beginning of period    4,840,240   $   2.23    2,192,042    $   1.70      637,500   $   0.62
Granted                                    --      --       4,148,198        1.73    1,554,542       2.14
Exercised                                  --      --      (1,500,000)       0.10           --         --
                                    ---------   --------    ---------    --------    ---------   --------
Outstanding, end of period          4,840,240   $   2.23    4,840,240    $   2.23    2,192,042   $   1.70
                                    ---------   --------    ---------    --------    ---------   --------
Exercisable, end of period          3,251,998   $   2.14    3,251,998    $   2.14    1,528,175   $   1.51
                                    =========   ========    =========    ========    =========   ========

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


10.  COMMON STOCK (CONTINUED)

     (c)  (continued)

          The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                                Options Outstanding                       Options Exercisable
                       ---------------------------------------   ----------------------------------------
                                          Weighted
                           Number         Average     Weighted       Number        Average       Weighted
Range of               Outstanding at    Remaining    Average    Exercisable at   Remaining      Average
Exercise                December 31,    Contractual   Exercise    December 31,   Contractual     Exercise
Prices                      2000        Life (years)    Price        2000        Life (years)      Price
--------               --------------   ------------  --------   --------------  ------------    ---------
$0.01                        75,000          9.4       $0.01           25,000         9.4          $0.01
$0.50                     1,010,000          7.7        0.50          745,000         7.2           0.50
$1.00 to $1.50              757,500          8.4        1.40          705,000         8.5           1.43
$2.50 to $3.33            2,997,740          9.1        3.70        1,776,998         9.1           3.15
                          ---------                                 ---------
                          4,840,240                                 3,251,998
                          =========                                 =========


          The following table summarizes information about fixed stock options outstanding at March 31, 2001 (unaudited):

                                Options Outstanding                       Options Exercisable
                       ---------------------------------------   ----------------------------------------
                                          Weighted
                           Number         Average     Weighted       Number        Average       Weighted
Range of               Outstanding at    Remaining    Average    Exercisable at   Remaining      Average
Exercise                  March 31,     Contractual   Exercise     March 31,     Contractual     Exercise
Prices                      2001        Life (years)    Price         2001       Life (years)      Price
--------               --------------   ------------  --------   --------------  ------------    ---------
$0.01                        75,000          9.1       $0.01           25,000         9.3          $0.01
$0.50                     1,010,000          7.4        0.50          745,000         6.9           0.50
$1.00 to $1.50              757,500          8.1        1.40          705,000         8.2           1.43
$2.50 to $3.33            2,997,740          8.8        3.70        1,776,998         8.8           3.15
                          ---------                                 ---------
                          4,840,240                                 3,251,998
                          =========                                 =========

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


11.  INCOME TAXES

     As at December 31, 2000, the Company has approximately $50,000,000 in losses for tax purposes, which expire beginning in 2013. As the result of itemus inc.'s acquisition of all of the Company's outstanding common shares on May 1, 2001 (the "itemus acquisition"), the Company's future utilization of its tax losses will be subject to annual limitation as prescribed by Internal Revenue Code Section 382. Moreover, as an integral part of the itemus acquisition the Company re-capitalized its long term debt and other third party obligations. These re-capitalization transactions will result in the further reduction of the Company's realizable tax losses. The future benefit of these tax losses has not been accounted for in these financial statements.


12.  EMPLOYEE BENEFIT PLANS

     The Company participates in various multi-employer defined benefit and defined contribution pension plans under union and industry agreements. These plans include substantially all participating film production employees covered under various collective bargaining agreements. The Company funds the costs of such plans as incurred. Funding by the Company during the period ended March 31, 2001 was $nil and during the year ended December 31, 2000 was $11,975 (1999 - $12,769).

     Company employees may participate in a 401(k) retirement plan effective October 1, 1996. Participants may make pre-tax contributions to the plan of up to 15% of their compensation, as defined, subject to certain limitations as prescribed by the Internal Revenue Code, after one year of service. There is no required employer matching provision.


13.  COMMITMENTS AND CONTINGENCIES

     (a) The Company has operating leases for offices, production and production space. Certain property leases include provisions for increases over base year rents as well as for escalation clauses for certain operating expenses.

          The Company also leases office, production and postproduction equipment under various capital leases which range from two to four years.

THE SHOOTING GALLERY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
(INFORMATION AS AT AND FOR THE PERIOD ENDED MARCH 31, 2001 AND AS AT AND FOR THE YEAR ENDED DECEMBER 31, 1999 IS UNAUDITED)
--------------------------------------------------------------------------------


13.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

     (b) In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.


14.  SUBSEQUENT EVENTS

     In April, 2001, $9,400,000 of Lagomar notes payable, the Series B preferred shares and the Series C preferred shares were converted into 303,343,011 common shares of the Company. On May 1, 2001, all of the outstanding common shares of the Company were acquired by itemus in exchange for 71 million shares of itemus common stock. itemus also assumed the remaining $3 million of debt not converted into common shares by Lagomar (Note 6 (ii)).

     In connection with the merger with itemus, the authorized common shares of the Company were increased to 360,000,000.

                                CERTIFICATE OF THE CORPORATION

Dated:June 19, 2001

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities laws of the Province of British Columbia and the Province of Ontario.

(signed) James E. Tobin                 (signed) Mark G. Maybank
         President and                           Executive Vice President and
         Chief Executive Officer                 Chief Operating Officer
                                                 Acting Chief Financial Officer


                      ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Donald Tapscott                (signed) Ian W. Telfer
         Chairman of the Board                   Vice-Chairman of the Board
         of Directors                            of Directors

                                                                          [LOGO]

NEWS RELEASE                                                       JUNE 21, 2001
------------


                      DON TAPSCOTT CHANGES ROLE WITH ITEMUS

TORONTO, June 21, 2001 - itemus Inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator today announced that Don Tapscott has resigned his position as Chairman and a member of the Board of Directors.

Don Tapscott will continue to work with itemus, a company that I helped build through Digital 4Sight, to meet its goals and business objectives.

Jim Tobin, President and Chief Executive Officer, added "We thank Don for his contributions as Chairman and look forward to working with him on our ongoing corporate and business development basis."

ABOUT ITEMUS
itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. itemus wholly owned subsidiaries include: Digital 4Sight, Shooting Gallery and NAME. For more information, please visit the company's Web site at www.itemus.com

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.

                                     - 30 -

FOR FURTHER INFORMATION:
INVESTORS:

itemus Investor Relations Office, toll free at 1-888-894-9911 or:
investors@itemus.com

MEDIA:

Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com


        ITEMUS INC                      office:  416-203-2262
        the exchange tower              fax:     416-203-8737
        p.o box 174, suite 640          www.itemus.com
        toronto, on  m5x 1c7

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ITEMUS INC.



         Dated:  At Vancouver, B.C. this 25th day of June, 2001
                                         ----


         By  /s/ Giulio Bonifacio
            ---------------------------------------------
                 Giulio Bonifacio,
                 Vice President, Finance & Corporate Secretary